April 1, 2016

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn: Suzanne Hayes

Re:	Aytu BioScience, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 15, 2016

File No. 000-53121

Dear Ms. Hayes:

Aytu BioScience, Inc. (“Aytu”) provides this letter in response to the comment of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-captioned filing, as set forth in the Staff’s comment letter dated March 28, 2016. Aytu filed revised preliminary proxy materials on March 30, 2016 in response to the comments of the Commission.

Aytu acknowledges that:

•	Aytu is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Aytu may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AYTU BIOSCIENCE, INC.

/s/ Gregory A. Gould

Gregory A. Gould
Chief Financial Officer